UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-42289

LUDA TECHNOLOGY GROUP LIMITED
(Registrant’s Name)

Unit H, 13/F, Kaiser Estate Phase 2
47-53 Man Yue Street
Hung Hom, Kowloon
Hong Kong
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Entry into a Material Definitive Agreement.

On February 26, 2025, Luda Technology Group Limited (the “Company”) entered into an underwriting agreement, substantially in the form attached as Exhibit 10.1 hereto and incorporated herein by reference, with Revere Securities LLC as the representative of several underwriters named thereof, in connection with its initial public offering (“IPO”) of 2,500,000 ordinary shares, par value HK$0.25 (equivalent to US$0.03) per share (the “Ordinary Shares”) at a price of $4.00 per share. The Company’s Registration Statement on Form F-1 (File No. 333-283680) for the IPO, originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on December 6, 2024 (as amended, the “Registration Statement”) was declared effective by the Commission on February 26, 2025.

Other Events.

On February 26, 2025, the Company issued a press release announcing the pricing of the IPO, and on February 28, 2025, the Company issued a press release announcing the closing of the IPO, copies of which are attached as Exhibit 99.1 and Exhibit 99.2 to this Current Report on Form 6-K.

Financial Statements and Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
4.1	Form of Representative’s Warrants
10.1	Underwriting Agreement dated February 26, 2025 by and between the Company and the Representative
99.1	Press Release, dated February 26, 2025
99.2	Press Release, dated February 28, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUDA TECHNOLOGY GROUP LIMITED

Date: March 3, 2025	By:	/s/ Ma Biu
	Name:	Ma Biu
	Title:	Chief Executive Officer

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